THE ENCHANTED VILLAGE, INC.
                            (A Delaware Corporation)

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

                                NOVEMBER 24, 2003

  NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
     CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

         This Information Statement is being mailed to all persons who were record holders of the common stock of The Enchanted Village, Inc. at the close of business on November 21, 2003. The anticipated mailing date is November 26, 2003. This Information Statement is being furnished to our stockholders in connection with the appointment of Kevin R. Keating to our board of directors. Mr. Keating is being appointed a director of our company in connection with a series of transactions that have resulted in a change in control of our company.

         On December 8, 2003, Sally A. Fonner, who is currently the sole member of our board, will appoint Mr. Keating to serve as a board member until the next annual meeting of our stockholders. Ms. Fonner will then resign for medical reasons and Mr. Keating will be the sole continuing director of our company. Mr. Keating is the designee of the Keating Reverse Merger Fund LLC, a Colorado limited liability company that has recently purchased a controlling interest in our company.


                             BACKGROUND INFORMATION

         Our company was incorporated in Delaware on March 24, 1982. In July 1983, we completed an initial public offering of our common stock and in May 1984 we filed a Form 8-A for the purpose of registering our securities under the Securities Exchange Act of 1934. In April 1986, we completed a second public offering of Convertible Series A $25 Preferred Stock and Class A Common Stock.

         Our business was conducted through of a chain of 15 retail stores that sold educational toys and related goods and services. We filed a voluntary petition under Chapter 11 of the Bankruptcy Act on April 24, 1987 in the U.S. Bankruptcy Court for the Eastern District of New York, (case no. 887-70613). On May 11, 1988, we voluntarily converted our Chapter 11 case into a case in Chapter 7. As a result of this conversion, all of our properties were transferred to the trustee on May 11, 1988 and we terminated all business operations. Since, we did not file our franchise tax returns during our bankruptcy, our Certificate of Incorporation was revoked by the State of Delaware on March 1, 1989. Our Chapter 7 case was closed by an order of the Court on April 14, 1992 and the trustee was discharged.

         On April 18, 2002, Karen H. Mounts and Stirling Corporate Services, LLC ("Stirling"), commenced a civil action in the Delaware Court of Chancery demanding an annual meeting of the stockholders. On May 20, 2002, the Court of Chancery, acting in accordance with ss.211 of the General Corporation Law of Delaware, ordered an annual meeting of our company's stockholders. The meeting was duly noticed in accordance with the order of the Court of Chancery and held in Wilmington Delaware on June 18, 2002.

         The Court order provided that notwithstanding the quorum requirements of our bylaws, the stockholders who attended the meeting in person would constitute a quorum for the election of directors. Two stockholders who collectively owned a total of 1,050 shares of our common stock attended and participated in the meeting. The only action taken at the meeting was the election of three directors who assumed office immediately after the meeting. The following table identifies the individuals who were elected directors at the court ordered meeting:

              Name                          Age                   Residence
       Sally A. Fonner                      53                Dunedin, Florida
       Michael Manion                       52                Apopka, Florida
       Robert R. Williams                   72                Bowie, Maryland

         A meeting of the newly elected board was called and held immediately after the stockholders meeting. At this meeting, the board voted to revive and restore our Certificate of Incorporation in accordance with Delaware law; and to amend our by laws to permit a single member board. Immediately thereafter, Messrs. Manion and Williams resigned from the board and Ms. Fonner, acting as our sole remaining director, took the following additional actions:

o She determined that it was in the best interest of our company and our stockholders to sell 9,600,000 shares of common stock and 1,400,000 shares of Class A Common Stock to Stirling for a total consideration of $30,000, consisting of $6,724 in cash and a release of Stirling's claims for $23,276 in out-of-pocket costs associated with obtaining the Court order and holding the meeting;

o She determined that it was in the best interest of our company and our stockholders to file certain reports and other documents under the Exchange Act; and

o She determined that it was in the best interest of our company and our stockholders to develop a plan to restructure our company as a public shell that would subsequently seek to engage in a merger or other business combination with a private company that wants to become publicly held.

         We filed a Certificate of Revival and Restoration of our Certificate of Incorporation with on June 27, 2002. As a result, our company is now duly organized, validly existing and in good standing under the laws of the State of Delaware.

         On July 3, 2002, we filed an omnibus report on Form 10-K as of May 11, 1988 and for the fiscal years ended January 31, 1989 through 2002. Since July of 2002, we have filed all quarterly and annual reports required by Commission rules on a timely basis. While these filings cannot wholly expunge our prior delinquencies, we are "current" with respect to our SEC reporting obligations at the date of this Information Statement.

         On January 16, 2003, we issued 170,375 shares of Preferred Stock to Stirling and 30,000 shares of Preferred Stock to Ms. Fonner for a total consideration of $200,375, consisting of:

o        4,160,000 shares of common stock owned by Stirling          $101,340

o        1,400,000 shares of Class A Common Stock owned by Stirling     34,105

o        $4,930 in operating costs and expenses paid by Stirling
         during the 6-month period ended December 31, 2002               4,930

o        $30,000 in compensation for services rendered by Stirling
         during the 6-month period ended December 31, 2002              30,000

o        $30,000 in compensation for services rendered by Ms. Fonner
         during  the 6-month period ended December 31, 2002             30,000

         When these transactions were complete, Stirling and Ms. Fonner collectively owned 5,440,050 shares, or approximately 51%, of our outstanding common stock and 200,375 shares, or approximately 68%, of our outstanding Preferred Stock.

         On February 10, 2003 we mailed an Information Statement Pursuant to
Section 14(c) of the Securities Exchange Act of 1934 to all of our stockholders. Our Schedule 14C Information Statement provided detailed information on a planned restructuring of our affairs that was approved by written consent on March 3, 2003. As a result of the restructuring:

o Our authorized capital stock was increased to 50,000,000 shares of common stock and 5,000,000 shares of preferred stock;

o        Our outstanding Class A Common Stock was reclassified as common stock;

o        Our outstanding Preferred Stock was reclassified as common stock;

o We implemented a reverse split in the ratio of one (1) new share for each 4,000 shares of common stock outstanding after the reclassification of the Class A Common Stock and Preferred Stock; and

o We implemented a 100 for 1 forward split of the common stock outstanding immediately after the implementation of the reverse split.

         Our Certificate of Incorporation was amended to implement the reclassification and reverse split described in our Schedule 14C Information Statement on March 10, 2003. We did not, however, promptly exchange stock certificates to reflect the reclassification and reverse split. While our common stock is quoted on the Over-the-Counter Bulletin Board (Symbol: ENCV), the market price is nominal and trading is sporadic. Accordingly, we believe the delay did not prejudice any purchasers of our common stock. On November 21, 2003, we notified the OTCBB that we intend to finalize the reclassification and reverse split as of the close of business on December 5, 2003. Thereafter, our shares will trade on a post-split basis.

         After giving effect to the reclassification and reverse split, we had 772,500 shares of common stock and no other securities outstanding on March 10, 2003. We subsequently issued 70,000 shares of common stock to the firm of Petersen & Fefer as partial payment for services rendered in connection with the preparation of our delinquent SEC filings and the development of our restructuring plan. All record holders of our common stock own at least 100 shares.


                                CHANGE IN CONTROL

         In the summer of 2003, Ms. Fonner was advised that she had an illness that would require surgery and a lengthy recovery period. She subsequently learned that a follow-up operation would be required. Ms. Fonner's illness has negatively impacted our business for several months and additional surgery is expected to negatively impact her ability to devote adequate time to our affairs in the future. Accordingly, Ms. Fonner concluded that the most reasonable course of action would be to divest her interest in our company and turn our affairs over to an organization that has the experience, staff and other resources required for the implementation of our business plan.

         On November 21, 2003, we agreed to sell 500,000 shares of common stock to the Keating Reverse Merger Fund LLC at a price of $.10 per share. Concurrently, Ms. Fonner, Stirling and Petersen & Fefer agreed to exchange $309,100 in accrued liabilities and deferred compensation that our company owed them for 3,091,000 newly issued shares of our common stock. As a condition of this exchange Ms. Fonner and Petersen & Fefer waived their rights to receive 102,500 shares of common stock as compensation for services previously rendered. Immediately thereafter Ms. Fonner, Stirling and Petersen & Fefer agreed to sell 3,502,700 shares of our common stock to the Keating Reverse Merger Fund LLC for $225,000. Under the agreements with the Keating Reverse Merger Fund LLC, Ms. Fonner also agreed to:

o File a Current Report on Form 8-K and this Information Statement pursuant to Rule 14f-1 with the Securities and Exchange Commission;

o Promptly resign as our president and appoint Kevin R. Keating as her successor; and

o Upon compliance with Rule 14f-1, appoint Kevin R. Keating as a member of our board and then resign her position as a director.

         Ms. Fonner's resignation and Mr. Keating's appointment as president became effective on November 24, 2003. Concurrently, the principal executive office of our company was moved to 645 Beachland Boulevard, Vero Beach, FL 32963. On December 8, 2003, Ms. Fonner will appoint Mr. Keating to serve as a board member until the next annual meeting of our stockholders. Ms. Fonner will then promptly resign for medical reasons and Mr. Keating will become the sole director of our company.

         At the date of this Information Statement, the Keating Reverse Merger Fund LLC owns 4,002,700 shares, or 90.3% of our common stock and our other stockholders own 430,700 shares, or 9.7% of our common stock. Ms. Fonner, Stirling and Petersen & Fefer have no continuing economic interest in our company as either stockholders or creditors.

         No action is required by our stockholders in connection with Mr. Keating's appointment as a member of our board. However, Section 14(f) of the Exchange Act and Rule 14f-1 require us to mail the information set forth in this Information Statement to our stockholders at least 10 days before the date a change in a majority of the company's directors occurs.

                                VOTING SECURITIES

         The following table contains information concerning the beneficial ownership of our common stock on the date of this Information Statement, by (i) each person who is known to be the beneficial owner of more than 5 percent of our common stock; (ii) all directors and executive officers of our company; and
(iii) directors and executive officers of our company as a group. For purposes of the table, beneficial ownership includes the contractual right to acquire shares.

                                                  Amount of
        Name and Address                          Beneficial           Percent
      of Beneficial Owner                          Ownership          of Class
===============================================================================
Keating Reverse Merger Fund LLC (1)(2)           4,002,700               90.3%

Sally A. Fonner (2)(3)                           1,330,800               30.0%

Stirling Corporate Services LLC (2)(3)             901,900               20.3%

Petersen & Fefer (2)(4)                          1,270,000               28.6%

Executive Officers and Directors                 4,002,700               90.3%
as a Group (1 persons)

(1) 5251 DTC Parkway, Suite 1090, Greenwood Village CO 80110-2739. (2) Includes 500,000 shares that the Keating Reverse Merger Fund LLC purchased from our company; 1,330,800 shares that the Fund LLC purchased from Ms. Fonner; 901,900 shares that the Fund LLC purchased from Stirling; and 1,270,000 shares that the Fund LLC purchased from Petersen & Fefer.
(3) 1407 N. Fort Harrison, Clearwater, Florida 33755. (4) Chateau de Barbereche, Switzerland 1783 Barbereche


                              INFORMATION REGARDING
                        DIRECTORS AND EXECUTIVE OFFICERS

         Mr. Keating was appointed president of our company on November 24, 2003. The anticipated mailing date of this Information Statement is November 26, 2003. On December 8, 2003, Ms. Fonner will appoint Kevin R. Keating to serve as a member of our board until the next annual meeting of the stockholders. Ms. Fonner will then promptly resign for medical reasons and Mr. Keating will be the sole remaining director of our company.

         The following table contains information regarding the directors and executive officers of our company.

          Name                     Age            Positions
        Kevin R. Keating           63       President and Director Designee

       Kevin R. Keating was appointed president on November 24, 2003 and will be appointed to the board on December 8, 2003. Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation ("Brookstreet").
 Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Corporation in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also a director of 99 Cent Stuff, Inc.


                    SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The following persons, who were directors, officers, or beneficial owners of more than 10% of our common stock, have failed to file on a timely basis reports required by Section 16(a) of the Exchange Act:

o Ms. Fonner did not timely file a Form 4 when she purchased 200,375 shares of our preferred stock and surrendered 4,160,000 shares of common stock and 1,400,000 shares of Class A Common Stock as partial payment of the purchase price.


                CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

         The company has no standing audit, nominating or compensation committees of the Board, or committees performing similar functions. During the fiscal year ended January 31, 2003, the Board held one meeting that was attended by all directors. All other Board actions were approved by the written consent of our company's sole director.


                             EXECUTIVE COMPENSATION

         Ms. Fonner was the sole officer of the company during the year ended January 31, 2003 and the subsequent interim period ended October 31, 2003.

         For services rendered during the six months ended January 31, 2003, Ms. Fonner earned officer and director fees of $70,000 and Stirling earned administrative fees of $35,000. All of these fees were accrued as liabilities of our company and none of these fees were paid in cash.

         For services rendered during the nine months ended October 31, 2003, Ms. Fonner earned officer and director fees of $90,000 and Stirling earned administrative fees of $45,000. All of these fees were accrued as liabilities of our company and none of these fees were paid in cash.

         In connection with their purchase of 200,375 shares of preferred stock in January 2003, Ms. Fonner and Stirling released their claims for a total of $60,000 in accrued compensation as partial payment of the purchase price of the preferred shares.

         In connection with Ms. Fonner's resignation and the divestment of her interest in our company, the compensation agreements described in our Schedule 14C Information Statement were terminated effective October 31, 2003. Concurrently, our agreement with the law firm of Petersen & Fefer was terminated effective October 31, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the company has duly caused this statement to be signed on its behalf by the undersigned; thereunto duly authorized this 24th day of November 2103.

The Enchanted Village, Inc.


By:    /s/ Sally A. Fonner
       Sally A. Fonner, President and Sole Director